UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: March 26, 2018	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Notice Concerning Outcome and Conclusion of Share Repurchase, and Cancellation of Treasury Stock (Share Repurchase Under the Provisions of the Articles of Incorporation Pursuant to Article 165 (2) of the Companies Act)

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

March 26, 2018

Notice Concerning Outcome and Conclusion of Share Repurchase, and Cancellation of Treasury Stock

(Share Repurchase Under the Provisions of the Articles of Incorporation Pursuant to Article 165 (2) of the Companies Act)

NTT DOCOMO, INC. (the “Company”) hereby announces the status of the Company’s repurchase of its own shares conducted based on Article 156 (1) of the Companies Act, as applied pursuant to Article 165 (3) of the same Act, and in accordance with the Company’s Articles of Incorporation, as detailed below.

This concludes the Company’s repurchase of its own shares based on the resolution adopted by the Board of Directors’ meeting held on October 26, 2017.

The Company announces that it has resolved, pursuant to Article 370 of the Companies Act (written resolution in lieu of a Board of Directors meeting), to cancel a portion of its treasury stock pursuant to Article 178 of the Companies Act, as stated below.

1.	Status of Repurchase of Own Shares

(1) Class of shares	Common stock

(2) Aggregate number of shares repurchased	17,726,200 shares

(3) Aggregate price of shares to be repurchased	48,553,819,250 yen

(4) Period for share repurchase	From March 1, 2018 to March 23, 2018 (*)

(5) Method of repurchase	Purchase on the Tokyo Stock Exchange

2.	Cancellation of Treasury Shares

(1) Class of shares to be cancelled	Common stock

(2) Number of shares to be cancelled	117,264,000 shares (3.01% of issued shares before the cancellation)

(3) Date of cancellation	March 30, 2018

*	Including all share repurchases with a trade date during the period for the share repurchase, regardless of the delivery date of the shares.

(Note 1)

Details of the resolution adopted by the Board of Directors’ meeting held on October 26, 2017:

(1) Class of shares to be repurchased	Common stock

(2) Aggregate number of shares to be repurchased	Up to 120,000,000 shares (equal to 3.24% of the total number of issued shares (excluding treasury shares) as of October 26, 2017)

(3) Aggregate price of shares to be repurchased	Up to 300,000,000,000 yen

(4) Period for share repurchase	From October 27, 2017 to March 31, 2018

(Note 2)

Total number and aggregate price of shares repurchased as of March 26, 2018 (*) based on the resolution adopted by the Board of Directors on October 26, 2017:

(1) Aggregate number of shares repurchased	111,400,937 shares

(2) Aggregate price of shares repurchased	299,999,956,647 yen

(Note 3)

Treasury shares held by NTT DOCOMO, INC. as of March 26, 2018 (*):

(1) Aggregate number of issued shares (excluding treasury shares)	3,593,184,513 shares

(2) Number of treasury shares	306,378,487 shares

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO, Japan’s leading mobile operator with over 75 million subscriptions, is one of the world’s foremost contributors to 3G, 4G and 5G mobile network technologies. Beyond core communications services, DOCOMO is challenging new frontiers in collaboration with a growing number of entities (“+d” partners), creating exciting and convenient value-added services that change the way people live and work. Under a medium-term plan toward 2020 and beyond, DOCOMO is pioneering a leading-edge 5G network to facilitate innovative services that will amaze and inspire customers beyond their expectations. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). www.nttdocomo.co.jp/english